WESTRANGE Corp.	News Release
For immediate release	November 8, 2002

WESTRANGE Corp. (WRC:TSXVX)

announces initial investment in alternative energy sector

Regina, Saskatchewan, Canada: Lionel Kambeitz, President and CEO, Westrange Corp., announced today that the Corporation has made an investment in H. T. C. Hydrogen Thermochem Corp. H. T. C. Hydrogen Thermochem Corp. is a Regina-based Canadian-controlled private corporation involved in the research and development of commercial hydrogen production.

      Westrange acquired 50,000 Common A Shares at a value of $2.00 per share for a total purchase price of $CDN 100,000.

      H. T. C. Hydrogen Thermochem Corp. is positioned to be leader in hydrogen Thermochemical development and is perfecting a proprietary Thermochemical hydrogen catalyst process to be utilized for the commercial production of hydrogen as an alternative energy source.

The TSX Venture Exchange has not reviewed and does not take any responsibility for the adequacy or accuracy of the information contained in this news release.

For more information contact:

Kevin Sidloski, Director, Westrange Corp.

Telephone: (306) 842-2030

Fax: (306) 848-0647

e-mail: investorrelations@westrange ..com